                                                          File Nos. 333-52949
                                                                    333-52949-01

                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D. C. 20549

                                     ----------
                                      FORM T-1

                              STATEMENT OF ELIGIBILITY
                     UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                      CORPORATION DESIGNATED TO ACT AS TRUSTEE

                       CHECK IF AN APPLICATION TO DETERMINE
                       ELIGIBILITY OF A TRUSTEE PURSUANT TO
                               SECTION 305(b)(2)   /X/
                                     ----------
                         IBJ SCHRODER BANK & TRUST COMPANY
                (Exact name of trustee as specified in its charter)

          New York                                        13-5375195
      (Jurisdiction of incorporation                   (I.R.S. Employer
      or organization if not a U.S. national bank)     Identification No.)

      One State Street, New York, New York                  10004
      (Address of principal executive offices)            (Zip code)

                         IBJ SCHRODER BANK & TRUST COMPANY
                                  One State Street
                              New York, New York 10004
                                   (212) 858-2000
             (Name, address and telephone number of agent for service)

                            HARRAH'S ENTERTAINMENT, INC.
                          HARRAH'S OPERATING COMPANY, INC.
                (Exact name of obligor as specified in its charter)

               Delaware                                    75-1941623
      (State or other jurisdiction of                  (I.R.S. Employer
      incorporation or organization)                   Identification No.)

         1023 Cherry Road
        Memphis, Tennessee                               38117
  (Address of principal executive offices)             (Zip Code)
                                     ----------
                                  DEBT SECURITIES
                          (Title of indenture securities)
                          -------------------------------

Item 1.   General information

          Furnish the following information as to the trustee:

          (a) Name and address of each examining or supervising authority to which it is subject.

               New York State Banking Department
               Two Rector Street, New York, New York

               Federal Deposit Insurance Corporation
               Washington, D.C.

               Federal Reserve Bank of New York Second District
               33 Liberty Street
               New York, New York

          (b)  Whether it is authorized to exercise corporate trust powers.

                                            Yes

Item 2.   Affiliations with the Obligor.

          If the obligor is an affiliate of the trustee, describe each such affiliation.

          The obligor is not an affiliate of the trustee.

Item 13.  Defaults by the Obligor.

          (a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.

               None

          (b) If the trustee is a trustee under another indenture under which any other securities, or certificates of interest or participation in any other securities, of the obligor are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

               Not applicable

Item 16.  LIST OF EXHIBITS.

          List below all exhibits filed as part of this statement of eligibility.

          *1. A copy of the Charter of IBJ Schroder Bank & Trust Company as amended to date. (See Exhibit 1A to Form T-1, Securities and Exchange Commission File No. 22-18460).

          *2. A copy of the Certificate of Authority of the trustee to Commence Business (Included in Exhibit 1 above).

          *3. A copy of the Authorization of the trustee to exercise corporate trust powers, as amended to date (See Exhibit 4 to Form T-1, Securities and Exchange Commission File No. 22-19146).

          *4. A copy of the existing By-Laws of the trustee, as amended to date (See Exhibit 4 to Form T-1, Securities and Exchange Commission File No. 22-19146).

           5.       Not Applicable

           6. The consent of United States institutional trustee required by Section 321(b) of the Act.

           7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

           * The Exhibits thus designated are incorporated herein by reference as exhibits hereto. Following the description of such Exhibits is a reference to the copy of the Exhibit heretofore filed with the Securities and Exchange Commission, to which there have been no amendments or changes.

                                         NOTE

In answering any item in this Statement of Eligibility which relates to matters peculiarly within the knowledge of the obligor and its directors or officers, the trustee has relied upon information furnished to it by the obligor.

Inasmuch as this Form T-1 is filed prior to the ascertainment by the trustee of all facts on which to base responsive answers to Item 2, the answer to said Item are based on incomplete information.

Item 2, may, however, be considered as correct unless amended by an amendment to this Form T-1.

                               SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, IBJ Schroder Bank & Trust Company, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 17th day of November, 1998.



                    IBJ SCHRODER BANK & TRUST COMPANY



                    By: /s/ Stephen J. Giurlando
                        ------------------------------
                         Stephen J. Giurlando
                         Assistant Vice President

                                  EXHIBIT 6

                              CONSENT OF TRUSTEE



Pursuant to the requirements of Section 321(b) of the Trust Indenture Act of 1939, as amended, in connection with the issuance by Harrah's Operating Company, Inc. of its Debt Securities, we hereby consent that reports of examinations by Federal, State, Territorial, or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

                    IBJ SCHRODER BANK & TRUST COMPANY



                    By: /s/ Stephen J. Giurlando
                        -------------------------------
                         Stephen J. Giurlando
                         Assistant Vice President




Dated: November 17, 1998

                                      EXHIBIT 7


                        CONSOLIDATED REPORT OF CONDITION OF
                         IBJ SCHRODER BANK & TRUST COMPANY
                               OF NEW YORK, NEW YORK
                       AND FOREIGN AND DOMESTIC SUBSIDIARIES


                          REPORT AS OF SEPTEMBER 30, 1998



                                                                              DOLLAR AMOUNTS
                                                                               IN THOUSANDS
                                                                              --------------
                                       ASSETS

1.   Cash and balance due from depository institutions:
     a.   Noninterest-bearing balances and currency and coin .................$     42,702
     b.   Interest-bearing balances ..........................................$     13,444

2.   Securities:
     a.   Held-to-maturity securities ........................................$    191,921
     b.   Available-for-sale securities ......................................$    118,931

3. Federal funds sold and securities purchased under agreements to resell in domestic offices of the bank and of its Edge and Agreement subsidiaries and in IBFs:

     Federal Funds sold and Securities purchased under agreements to resell ..$     79,838

4.   Loans and lease financing receivables:
     a.   Loans and leases, net of unearned income ..............$  1,938,005
     b.   LESS: Allowance for loan and lease losses .............$     63,361
     c.   LESS: Allocated transfer risk reserve .................$        -0-
     d.   Loans and leases, net of unearned income, allowance, and reserve ...$  1,874,644

5.   Trading assets held in trading accounts .................................$        462

6.   Premises and fixed assets (including capitalized leases) ................$      1,922

7.   Other real estate owned .................................................$        819

8.   Investments in unconsolidated subsidiaries and associated companies .....$        -0-

9.   Customers' liability to this bank on acceptances outstanding ............$        371

10.  Intangible assets .......................................................$     11,167




11.  Other assets ............................................................$     68,097

12.  TOTAL ASSETS ............................................................$  2,404,318

                                      LIABILITIES


13.  Deposits:
     a.   In domestic offices ................................................$    682,904

     (1)  Noninterest-bearing ...................................$    135,253
     (2)  Interest-bearing ......................................$    547,651

     b.   In foreign offices, Edge and Agreement subsidiaries, and IBFs ......$  1,154,887

     (1)  Noninterest-bearing ...................................$     17,024
     (2)  Interest-bearing ......................................$  1,137,863

14. Federal funds purchased and securities sold under agreements to repurchase in domestic offices of the bank and of its Edge and Agreement subsidiaries, and in IBFs:

     Federal Funds purchased and Securities sold under agreements to
     repurchase ..............................................................$     91,000

15.  a.   Demand notes issued to the U.S. Treasury ...........................$     12,893

     b.   Trading Liabilities ................................................$        239

16.  Other borrowed money:
     a.   With a remaining maturity of one year or less ......................$     31,002
     b.   With a remaining maturity of more than one year ....................$      1,375
     c.   With a remaining maturity of more than three years .................$      1,550

17.  Not applicable.

18.  Bank's liability on acceptances executed and outstanding ................$        371

19.  Subordinated notes and debentures .......................................$    100,000

20.  Other liabilities .......................................................$     76,658

21.  TOTAL LIABILITIES .......................................................$  2,152,679

22.  Limited-life preferred stock and related surplus ........................$        N/A


                                        EQUITY CAPITAL

23.  Perpetual preferred stock and related surplus ...........................$        -0-

24.  Common stock ............................................................$     29,649




25.  Surplus (exclude all surplus related to preferred stock) ................$    217,008

26.  a.   Undivided profits and capital reserves .............................$      4,112

     b.   Net unrealized gains (losses) on available-for-sale securities .....$        870

27.  Cumulative foreign currency translation adjustments .....................$        -0-

28.  TOTAL EQUITY CAPITAL ....................................................$    251,639

29.  TOTAL LIABILITIES AND EQUITY CAPITAL ....................................$  2,404,318
